SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Conexant Systems, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.01 per share, with an exercise price equal to or greater than $5.00 per share
(Title of Class of Securities)

207142 10 0
(CUSIP Number of Class of Securities (Underlying Common Stock))

Dennis E. O’Reilly, Esq.
Senior Vice President,
Chief Legal Officer and Secretary
Conexant Systems, Inc.
4000 MacArthur Boulevard, West Tower
Newport Beach, California 92660-3095
(949) 483-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copy to:

Frederick T. Muto, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$31,160,575	$3,948.04

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase 38,467,148 shares of common stock of Conexant Systems, Inc. having an aggregate value of $31,160,575 as of October 31, 2004 will be exchanged or cancelled pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(B)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(1)(F)
EXHIBIT (a)(1)(G)
EXHIBIT (a)(1)(H)
EXHIBIT (a)(1)(I)

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4.
[ ]	Going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet” (the “Summary Term Sheet”) in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 12, 2004 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the issuer is Conexant Systems, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices are 4000 MacArthur Blvd., Newport Beach, California 92660; (949) 483-4600. The information set forth in Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding under the Company’s 1999 Long-Term Incentives Plan, the Company’s 2000 Non-Qualified Stock Plan (the “Replacement Grant Plan”), the Company’s 2004 New-Hire Equity Incentive Plan, the GlobespanVirata, Inc. 1999 Equity Incentive Plan, the GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan, and the Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan, with an exercise price equal to or greater than $5.00 per share (the “Eligible Option Grants”), for replacement options (the “Replacement Options”) to purchase shares of the Common Stock to be granted under the Replacement Grant Plan, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in Section 7 (“Price Range of Common Stock”) of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. The information set forth in Item 2(a) above and Schedule A (“Information About Our Directors and Executive Officers”) to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Eligible Option Grants Acquired by us in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Schedule B (“Addenda for Employees Residing Outside the U.S.”) of the Offer to Exchange is incorporated herein by reference.

     (b) Purchases. The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in Section 5 (“Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options”) and Section 10 (“Status of Eligible Option Grants Acquired by us in the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (c) Plans. The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) of the Offer to Exchange is incorporated herein by reference.

     (b) Conditions. The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Exchange is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Option Grants”) of the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

     (a) Financial Information. The information set forth in Section 15 (“Information About Us”) of the Offer to Exchange is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Legal Matters; Regulatory Approvals”) of the Offer to Exchange is incorporated herein by reference.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 12, 2004.

(a)(1)(B)	Election Form and Instructions thereto.

(a)(1)(C)	Withdrawal Form and Instructions thereto.

(a)(1)(D)	Intranet Overview of the Offer to Exchange.

(a)(1)(E)	Form of PowerPoint Presentation to Employees.

(a)(1)(F)	Form of Email Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Email Confirmation of Receipt of Withdrawal Form.

(a)(1)(H)	Email dated November 12, 2004 to actively employed holders of Eligible Option Grants.

(a)(1)(I)	Letter dated November 12, 2004 to holders of Eligible Option Grants on leave of absence.

(b)	Not applicable.

(d)(1)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan. Filed as an exhibit to the Company’s

Exhibit Number	Description
Registration Statement on Form S-8 (Registration No. 333-37918), originally filed on May 26, 2000, and incorporated herein by reference.

(d)(2)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-54672), originally filed on January 31, 2001, and incorporated herein by reference.

(d)(3)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-115983), originally filed on May 28, 2004, and incorporated herein by reference.

(d)(4)	GlobespanVirata, Inc. 1999 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(d)(5)	GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(d)(6)	Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONEXANT SYSTEMS, INC.
By:	/s/ Dennis E. O’Reilly
Dennis E. O’Reilly
Senior Vice President, Chief Legal Officer and Secretary

Date: November 12, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated November 12, 2004.

(a)(1)(B)	Election Form and Instructions thereto.

(a)(1)(C)	Withdrawal Form and Instructions thereto.

(a)(1)(D)	Intranet Overview of the Offer to Exchange.

(a)(1)(E)	Form of PowerPoint Presentation to Employees.

(a)(1)(F)	Form of Email Confirmation of Receipt of Election Form.

(a)(1)(G)	Form of Email Confirmation of Receipt of Withdrawal Form.

(a)(1)(H)	Email dated November 12, 2004 to actively employed holders of Eligible Option Grants.

(a)(1)(I)	Letter dated November 12, 2004 to holders of Eligible Option Grants on leave of absence.

(b)	Not applicable.

(d)(1)	Conexant Systems, Inc. 1999 Long-Term Incentives Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-37918), originally filed on May 26, 2000, and incorporated herein by reference.

(d)(2)	Conexant Systems, Inc. 2000 Non-Qualified Stock Plan, as amended. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-54672), originally filed on January 31, 2001, and incorporated herein by reference.

(d)(3)	Conexant Systems, Inc. 2004 New-Hire Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-115983), originally filed on May 28, 2004, and incorporated herein by reference.

(d)(4)	GlobespanVirata, Inc. 1999 Equity Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(d)(5)	GlobespanVirata, Inc. 1999 Supplemental Stock Option Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(d)(6)	Amended and Restated GlobespanVirata, Inc. 1999 Stock Incentive Plan. Filed as an exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-113399), originally filed on March 8, 2004, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.